Exhibit 99.1

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(UNAUDITED)

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

AS AT SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

	September 30, 2025	December 31, 2024 (audited)
ASSETS
Current Assets
Cash and cash equivalents	$3,044	$3,717
Marketable securities (Note 7)	-	12
Prepaid expenses and deposits (Note 4)	1,236	672
Receivables (Note 4)	412	1,310
	4,692	5,711
Non-Current Assets
Exploration and evaluation assets (Note 6)	90,169	93,200
Property, plant and equipment (Note 5)	51,874	51,189
Capital long-term prepayments (Note 5)	139	139
Long-term restricted cash	1,208	1,208
Total Assets	$148,082	$151,447

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$6,706	$3,579
Accrued interest	10,951	2,799
Convertible notes payable (Note 10)	65,867	63,963
Warrants (Note 10)	482	1,582
Bridge loan (Note 10)	2,784	-
US Warrants and 2026 Warrants (Note 12 (c))	1,253	-
Lease liability	55	50
	88,098	71,973
Non-Current Liabilities
Government loan payable (Note 9)	5,008	7,824
Government grants (Note 9)	3,124	3,124
Royalty (Note 10)	1,226	1,283
Lease liability	40	83
Asset retirement obligations (Note 8)	2,551	2,842
Total Liabilities	$100,047	$87,129
Shareholders’ Equity
Common shares (Note 11)	311,232	307,723
Reserve (Note 12)	27,686	26,848
Accumulated other comprehensive loss	3,429	4,639
Deficit	(294,312)	(274,892)
Total Shareholders’ Equity	$48,035	$64,318
Total Liabilities and Shareholders’ Equity	$148,082	$151,447
Going Concern (Note 1)
Commitments and Contingencies (Note 17)
Subsequent events (Note 20)

Approved on behalf of the Board of Directors and authorized for issue on November 12, 2025

Alden Greenhouse, Director	Trent Mell, Director

See accompanying notes to condensed interim consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Operating expenses
General and administrative	$595	$850	$2,361	$2,275
Consulting and professional fees	1,447	607	3,515	2,822
Exploration and evaluation expenditures	144	66	233	210
Investor relations and marketing	115	279	326	583
Salaries and benefits	1,564	1,385	4,114	3,079
Share-based payments (Note 12)	193	318	748	1,298
Operating loss before noted items below:	4,058	3,505	11,297	10,267
Other
Unrealized gain on marketable securities (Note 7)	-	14	4	314
(Loss) gain on financial derivative liability – Convertible Notes (Note 10)	161	1,573	(4,675)	(5,611)
Changes in fair value of US Warrant (Note 12 (c))	(3)	51	(103)	2
Other non-operating loss (Note 13)	(835)	(1,074)	(3,349)	(5,219)
Net loss	$(4,735)	$(2,941)	$(19,420)	$(20,781)

Other comprehensive income (loss):
Fair value adjustment of 2028 and 2027 Notes due to credit risk	23	799	1,821	799
Foreign currency translation gain (loss)	1,782	(2,815)	(3,031)	192

Net loss and other comprehensive loss	$(2,930)	$(4,957)	$(20,630)	$(19,790)
Basic and diluted loss per share (Note 14)	$(0.27)	$(0.21)	$(1.15)	$(1.46)
Weighted average number of common shares outstanding - Basic and diluted (Note 14)	17,809,773	14,317,536	16,873,739	14,212,773

See accompanying notes to condensed interim consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

		Common Shares
	Number of shares (1)	Amount	Reserves	Accumulated Other Comprehensive Income (Loss)	Deficit	Total
Balance – January 1, 2025	14,809,197	$307,723	$26,848	$4,639	$(274,892)	$64,318
Other comprehensive earnings for the period, net of taxes	-	-	-	(1,210)	-	(1,210)
Net loss for the period	-	-	-	-	(19,420)	(19,420)
Share-based payment expense	-	-	748	-	-	748
Directors’ fees paid in deferred share units	-	-	67	-	-	67
Exercise of restricted share units and warrants (Note 12)	27,975	88	(86)	-	-	2
Private placement, net of transaction costs of $338 (Note 11)	3,125,000	3,421	109	-	-	3,530
Balance – September 30, 2025	17,962,172	$311,232	$27,686	$3,429	$(294,312)	$48,035

Balance – January 1, 2024	13,962,832	$304,721	$25,579	$(1,557)	$(245,445)	$83,298
Other comprehensive earnings for the period, net of taxes	-	-	-	991	-	991
Net loss for the period	-	-	-	-	(20,781)	(20,781)
Share-based payment expense	-	-	1,303	-	-	1,303
Performance based incentive payment	41,314	134	-	-	-	134
Exercise of restricted and performance share units (Note 12)	125,419	1,035	(1,035)	-	-	-
Settlement of interest on 2028 Notes (Note 10)	210,760	543	-	-	-	543
Balance – September 30, 2024	14,340,325	$306,433	$25,847	$(566)	$(266,226)	$65,488

(1)	Reflects the Company’s consolidation of common shares, see Note 11(a) for details.

See accompanying notes to condensed interim consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

	For the nine months ended September 30,
	2025	2024
Operating activities
Net loss	$(19,420)	$(20,781)
Adjustments for items not affecting cash:
Share-based payments	815	1,303
Change in fair value of marketable securities	(4)	(299)
Realized gain on marketable securities	(1)	(60)
Depreciation (Note 5)	43	43
Accretion (Notes 8, 9 and 10)	617	780
Interest expense on convertible 2028 Notes and 2027 Notes (Note 10)	8,152	4,612
Changes in fair value of convertible 2028 Notes and 2027 Notes (Note 10)	5,776	4,412
Changes in fair value of warrants 2028 Notes (Note 10)	(1,100)	1,102
Gain on extinguishment of government loans (Note 9)	(3,311)	-
Changes in fair value of warrants (US Warrants and 2026 US Warrants) (Note 12)	103	-
Performance based incentive payment	-	134
Unrealized loss on foreign exchange	(2,102)	931
	$(10,432)	$(7,823)
Changes in working capital:
Decrease in receivables	898	787
Increase in prepaid expenses and other assets	(564)	(3,365)
(Decrease) increase in accounts payable and accrued liabilities	3,181	(490)
Cash used in operation activities	$(6,917)	$(10,891)

Investing activities
Payment (transfer) to / from restricted cash	-	888
Proceeds from sale of marketable securities (Note 7)	17	841
Incurring of exploration and evaluation (Note 6)	-	(34)
Additions to property, plant and equipment (Note 5)	(1,113)	(326)
Cash used / provided in investing activities	$(1,096)	$1,369

Financing activities
Proceeds from non-brokered private placement, net of transaction costs $338 (2024 - $Nil) (Note 11)	4,680	-
Proceeds (repayment) from (of) government loans (Note 9)	(27)	5,231
Proceeds from Bridge loan (Note 10)	2,784	-
Payment of lease liability, net of interest	(98)	(32)
Cash provided by financing activities	$7,339	$5,199
Change in cash during the period	(674)	(4,323)
Effect of exchange rates	1	27
Cash, beginning of the period	3,717	7,560
Cash, end of period	$3,044	$3,264

See accompanying notes to condensed interim consolidated financial statements.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

1.	Significant Nature of Operations

Electra Battery Materials Corporation (the “Company”, “Electra”) was incorporated on July 13, 2011 under the Business Corporations Act of British Columbia (the “Act”). On September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its corporate name from First Cobalt Corp. to Electra Battery Materials Corporation. The Company is in the business of producing battery materials for the electric vehicle supply chain. The Company is focused on building a supply of cobalt, nickel and recycled battery materials.

Electra is a public company which is listed on the Toronto Venture Stock Exchange (“TSXV”) (under the symbol ELBM) and on the NASDAQ (under the symbol ELBM). The Company’s registered office is Suite 2400, Bay-Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6 and the corporate head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

On December 31, 2024, the Company completed a share consolidation on the basis of one new post-consolidation common share for every four (4) pre-consolidation common shares. All prior share capital information has been presented based on this ratio.

The Company is focused on building a North American integrated battery materials facility for the electric vehicle supply chain. The Company is in the process of constructing its expanded hydrometallurgical cobalt refinery (the “Refinery”) in Ontario, Canada, assessing the various optimizations and modular growth scenarios for a recycled battery material (known as black mass) program, and exploring and developing its mineral properties.

Going Concern Basis of Accounting

The accompanying condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future, and, as such, the condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The Company has recurring net operating losses and negative cash flows from operations. As of September 30, 2025 and December 31, 2024, the Company had an accumulated deficit of $294,312 and $274,892, respectively. The Company’s recurring losses from operations and negative cash flows raise substantial doubt about the Company’s ability to continue as a going concern. The global economy, including the financial and credit markets, have experienced volatility and disruptions, including fluctuating inflation rates and interest rates, foreign currency impacts, declines in consumer confidence, and declines in economic growth. Additionally, the Company suspended construction of the Refinery in 2023 due to lack of sufficient funding in the wake of supply chain disruptions. These factors point to uncertainty about economic stability, and the severity and duration of these conditions on our business cannot be accurately predicted, and the Company cannot assure that it will remain in compliance with the financial covenants contained within its credit facilities. Management monitors recent developments in relation to global tariffs and does not anticipate material impacts on the financial position of the Company.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

In order to continue its operations, the Company must achieve profitable operations and/or obtain additional equity or debt financing. Until the Company achieves profitability, management plans to fund its operations and capital expenditures with cash on hand, borrowings, and issuance of capital stock. Until the Company generates revenue at a level to support its cost structure, the Company expects to continue to incur significant operating losses and net cash outflows from operating activities.

The Company is actively pursuing various alternatives including government grants and loans, strategic partnerships, equity and debt financing to increase its liquidity and capital resources. During 2024, a government loan from Federal Economic Development Agency for Northern Ontario (“FedNor”) was received in the amount of $5,267. On August 19, 2024, the Company was awarded US$20,000 in funding by the U.S. Department of Defense (“DoD”) for the construction of the Refinery funded on a reimbursement basis. The award was made pursuant to Title III of the Defense Production Act (DPA) to expand domestic production capability. On November 27, 2024, the Company completed a private placement of US$1,000 as detailed in Note 11 (b). On November 27, 2024, the Company issued secured convertible notes in the principal amount of US$4,000 as detailed in Note 10. On April 20, 2025, the Company announced the closing of a non-brokered private placement to raise aggregate gross proceeds up to US$3,500. The private placement consisted of units of the Company issued at a price of US$1.12 per unit (See Note 11). Subsequent to September 30, 2025, the Company completed an equity financing and a debt for equity restructuring with its 2028 and 2027 noteholders, refer to Note 20.

Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. These condensed interim consolidated financial statements do not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

2.	Material Accounting Policies and Basis of Preparation

Basis of Presentation and Statement of Compliance

The Company prepares its condensed interim consolidated financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standard Board (“IASB”). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”). These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies, estimates, and methods of application as our most recent annual financial statements.

All amounts other than share and per share information on the condensed interim consolidated financial statements are presented in thousands of Canadian dollars unless otherwise stated. The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 12, 2025.

3.	New Accounting Standards Issued

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. IFRS 18 Presentation and Disclosure in Financial Statements was issued by the IASB in April 2024, with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027. The Company is currently assessing the impact of IFRS 18 on its condensed interim consolidated financial statements. No standards have been early adopted in the current period.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

4.	Receivables and prepaids

	September 30, 2025	December 31, 2024
GST receivables	$253	$494
Grant receivables	45	570
Other	114	246
	$412	$1,310

During the nine months ended September 30, 2025, grant submissions consisted of $463 to Natural Resources Canada (“NRCan”) and receipt of $749 including prior period submissions (December 31, 2024 - $432 submitted of which $101 have been reimbursed). In addition, during the nine months ended September 30, 2025, $278 have been submitted to the U.S. Department of Defense (“DoD”) and to date $517 have been reimbursed for prior period submissions (December 31, 2024 - $362 submitted of which $123 have been reimbursed). These reimbursements have been offset to property, plant and equipment or profit or loss for the nine months ended September 30, 2025.

Included in prepaids as at September 30, 2025 are $580 of share issuance costs which will be offset to the proceeds upon closing of the financing and debt for equity restructuring transaction, see Note 20 (b).

5.	Property, Plant and Equipment and Capital Long-Term Prepayments

Cost	Property, Plant and Equipment	Construction in Progress	Right-of-use Assets	Total
Balance January 1, 2024	$5,989	$45,074	$301	$51,364
Reclassification	1,334	(1,334)	-	-
Additions during the period	133	386	-	519
Transfers to capital long-term prepayments	-	(139)	-	(139)
Asset retirement obligation - Change in estimate	(384)	-	-	(384)
Balance December 31, 2024	$7,072	$43,987	$301	$51,360
Additions during the period	-	1,113	-	1,113
Asset retirement obligation - Change in estimate	(385)	-	-	(385)
Balance September 30, 2025	$6,687	$45,100	$301	$52,088
Accumulated Depreciation
January 1, 2024	$10	$-	$96	$106
Change for the period	-	-	65	65
Balance December 31, 2024	$10	$-	$161	$171
Change for the period	-	-	43	43
Balance September 30, 2025	$10	$-	$204	$214

Net Book Value
Balance December 31, 2024	$7,062	$43,987	$140	$51,189
Balance September 30, 2025	$6,677	$45,100	$97	$51,874

Most of the Company’s property, plant, and equipment assets relate to the Refinery located near Temiskaming Shores, Ontario, Canada. The carrying value of property, plant, and equipment and construction in progress is $51,777 (December 31, 2024 - $51,059), all of which is pledged as security for the 2028 Notes and 2027 Notes (Note 10).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

6.	Exploration and Evaluation Assets

	Balance January 1, 2024	Foreign Exchange	Acquisition cost	Balance December 31, 2024	Foreign Exchange	Balance September 30, 2025
Idaho, USA	$85,634	$7,530	$36	$93,200	$(3,031)	$90,169

All of the Iron Creek mineral properties are pledged as security for the Convertible Notes issued on February 13, 2023 and November 27, 2024 (Note 10). Upon successful commissioning of the Refinery, the Iron Creek mineral properties will be released from the Convertible Notes security package.

Certain claims relating to the Iron Creek properties were acquired by the Company against earn-in and option agreements entered with the original owners of such claims. These agreements provide a working interest in the property to the Company, upon making certain milestone payments and/or incurring certain expenditures on the property. The Company is current on all milestone payments and expenditures. The claims are also subject to future net smelter royalty (“NSR”) payments.

7.	Marketable Securities

There were no marketable securities at September 30, 2025 (December 31, 2024 - $12). Shares are marked-to-market at the end of each quarter resulting in an unrealized gain of $Nil and $4 being recorded during the three and nine months ended September 30, 2025, respectively (for the three and nine months ended September 30, 2024 – unrealized gain was $14 and $314, respectively). During the three and nine months ended September 30, 2025, the Company sold marketable securities for proceeds of $Nil and $17 from sale of Nil shares and 48,219 shares, respectively (for the three and nine months ended September 30, 2024 proceeds were $247 and $841 from sale of sale of 625,000 and 2,108,000 shares, respectively) and realized gain of $Nil and $1, respectively (the three and nine months ended September 30, 2024 – gain of $19 and $45, respectively).

8.	Asset Retirement Obligations

As at September 30, 2025, the estimated cost of closure is $3,323. The Company maintains a surety bond for $3,450 as financial assurance based on the October 2021 closure plan.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

The full estimated closure cost in the latest closure plan incorporated new disturbances that have yet to take place, such as new roadways, new chemicals on site, and a new tailings area. The latest closure plan also included cost updates relating to remediating disturbances that existed at September 30, 2025. The following assumptions were used to calculate the asset retirement obligation:

•	Discounted cash flows of $2,551 (December 31, 2024 - $2,842)
•	Closure activities date of 2073 (December 31, 2024 – 2073)
•	Risk-free discount rate of 3.67% (December 31, 2024 – 3.33%)
•	Long-term inflation rate of 3.0% (December 31, 2024 – 3.0%)

The continuity of the asset retirement obligation at September 30, 2025 and December 31, 2024 is as follows:

	September 30, 2025	December 31, 2024
Balance at January 1,	$2,842	$3,126
Change in estimate from discounting and estimate of costs	(385)	(384)
Accretion	94	100
Balance	$2,551	$2,842

9.	Long-Term Government Loan payable, Grants and Awards

On November 24, 2020, the Company entered into a contribution agreement with the Ministry of Economic Development and Official Languages as represented by the Federal Economic Development Agency for Northern Ontario (“FedNor”) for up to $5,000 financing related to the recommissioning and expansion of the Refinery in Ontario. The contribution is in the form of debt bearing a 0% interest rate and funded in proportion to certain Refinery construction activities. The Company received approval for an additional $5,000 funding under the agreement on December 27, 2023, which was fully received during the year ended December 31, 2024.

Once construction is completed, the cumulative balance borrowed will be repaid in 19 equal quarterly instalments. The loan was discounted using a market rate between 7.0% and 17.1% with the resulting difference between the amortized cost and cash proceeds recognized as Government Grant. The FedNor loan required completion of the construction on or before June 30, 2025. On July 14, 2025, the completion of construction required by FedNor was extended to June 30, 2027 and governmental loans repayment commencement date was changed from June 2026 to June 2028.

To the extent there are changes to the terms of outstanding FedNor loans, these changes may be recorded as a modification or an extinguishment. A substantial change in the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The terms are substantially different if the discounted present value of the cash flows at the original effective interest rate under the new terms is at least 10% different from the discounted present value of the cash flows at the original financial liability. For a modification that does not result in de-recognition, a gain or loss will be recognized in profit or loss for the difference between the original contractual cash flows and the modified cash flows discounted at the original interest rate. For a modification that results in de-recognition, a gain or loss will be recognized in profit or loss for the difference between the carrying amount of the financial liability extinguished and the fair value of the modified financial liability. The Company accounted for the extension of the repayment commencement date as an extinguishment of the original financial liability and recognized a new financial liability for the new extended loans. The extinguishment of original loans and recognition of amended loans resulted in a gain on extinguishment of $3,311, which has been recognized in Other non-operating loss in the statement of loss and other comprehensive loss. The fair value of the amended loan was estimated using fair market interest rate of 16%.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

On June 10, 2024, the Company received $5,000 in contribution funding from Natural Resources Canada (“NRCan”) to support the development of its proprietary battery materials recycling technology.

On August 19, 2024, the Company was awarded US$20,000 by the U.S. Department of Defense (“DoD”). The award was made pursuant to Title III of the Defense Production Act (“DPA”) to expand domestic production capability.

On March 21, 2025, the Company was provided with a non-binding letter of intent from the Canadian Federal government in the amount of $20,000. While the discussions between the parties are ongoing, there is no guarantee or assurance that a final agreement will be reached and/or funding will be provided to the Company.

The following table sets out the balances of Government Loans and Government Grant as at September 30, 2025 and December 31, 2024:

	Government Loan	Government Grant	Total
Balance at January 1, 2024	$4,299	$849	$5,148
FedNor loan – February 2024	2,267	-	2,267
FedNor Loan – April 2024	2,000	-	2,000
FedNor Loan (Nickel Study) - Payment	(45)	-	(45)
FedNor Loan – August 2024	1,000	-	1,000
Allocation to government grant	(2,275)	2,275	-
Accretion	578	-	578
Balance at December 31, 2024	$7,824	$3,124	$10,948
FedNor Loan (Nickel Study) - Payment	(27)	-	(27)
Accretion	368	-	368
Extinguishment of government loans	(8,017)	-	(8,017)
Recognition of new government loans due to extension of repayment commencement date	4,706	-	4,706
Accretion	154	-	154
Balance at September 30, 2025	$5,008	$3,124	$8,132

10.	Convertible Note Arrangement and Bridge Loan

In January 2024, the terms of the 2028 Warrants were amended and the exercise price of US$9.92 was re-priced to $4.00. On November 27, 2024, in conjunction with the issuance of the 2027 Notes discussed below, the exercise price was amended from $4.00 to $3.40.

In addition, the 2028 Warrants included a revised acceleration clause such that their term will be reduced to thirty days in the event the closing price of the common shares on the TSXV exceeds $3.40 by twenty percent or more for ten consecutive trading days, with the reduced term beginning seven calendar days after such 10 consecutive trading-day period. Upon the occurrence of an acceleration event, noteholders of the 2028 Warrants may exercise the 2028 Warrants on a cashless basis, based on the value of the 2028 Warrants at the time of exercise.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

On March 21, 2024, the Company satisfied $543 (US$401) of interest through the issuance of 210,760 common shares to certain noteholders. The share issuance was approved by the TSXV.

The 2028 Notes are secured by a first priority security interest (subject to customary permitted liens) in substantially all of the Company’s assets, and the assets and/or equity of the secured guarantors. The 2028 Notes are subject to customary events of default and basic positive and negative covenants. The Company is required to maintain a reportable minimum liquidity balance of US$2,000 under the terms of the 2028 Notes. The 2028 Notes are convertible at the discretion of the lenders and as such have been classified as a current liability.

On November 27, 2024, the Company issued additional 2028 Notes to the noteholders, in the principal amount of $9,157 (US$6,521), as payment-in-kind for all outstanding accrued interest owing on the 2028 Notes through to August 15, 2024. The additional 2028 Notes carry the same payment conversion terms as the balance of the 2028 Notes and were issued pursuant to a supplement to the indenture dated February 13, 2023, entered into among the Company and the 2028 Notes noteholders.

For the nine months ended September 30, 2025 and year ended December 31, 2024, the 2028 Notes were fair valued using the finite difference valuation method with the following key assumptions:

•	Risk free rate at September 30, 2025 of 3.973% (December 31, 2024 – 4.393%) based on the US dollar zero curve;
•	Equity volatility at September 30, 2025 of 65% (December 31, 2024 – 63%) based on an assessment of the Company’s historical volatility and the estimated maximum a third-party investor would be willing to pay for;
•	An Electra share price at September 30, 2025 of US$1.080 (December 31, 2024 - US$1.807) reflecting the quoted market price; and
•	A credit spread at September 30, 2025 of 28.1% (December 31, 2024 – 26.3%).

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

The following table sets out the details of the Company’s financial derivative liability related to convertible notes in the 2028 Notes as of September 30, 2025 and December 31, 2024:

2028 Notes	Convertible Notes Payable	Warrants	Royalty	Total
Balance at January 1, 2024	$40,101	$1,421	$858	$42,380
Revaluation to fair value	3,139	137	-	3,276
Capitalized interest	9,157	-	-	9,157
Revaluation to fair value due to own credit risk	1,342	-	-	1,342
Foreign exchange loss	3,947	24	95	4,066
Accretion	-	-	330	330
Balance at December 31, 2024	$57,686	$1,582	$1,283	$60,551
Revaluation to fair value	6,645	(1,100)	-	5,545
Revaluation to fair value due to own credit risk	(1,700)	-	-	(1,700)
Foreign exchange loss	(1,878)	-	(51)	(1,929)
Accretion	-	-	(6)	(6)
Balance at September 30, 2025	$60,753	$482	$1,226	$62,461

On November 27, 2024, the Company closed a financing transaction (the “2027 Notes”) with the holders of the 2028 Notes for gross proceeds of $5,615 (US$4,000). In connection with closing, 460,405 common shares were issued for gross proceeds of $1,401 at US$2.172 per share. The 2027 Notes were issued together with 1,136,364 detachable common share purchase warrants (“2027 Warrants”) entitling the noteholders to acquire an equivalent number of common shares at a price of $4.00 per share until November 26, 2026. The 2027 Warrants were issued as replacement for warrants previously issued through an equity financing which took place on August 23, 2023 with an exercise price of $6.84. The same number of warrants were cancelled and re-issued as part of the 2027 Notes. 2027 Warrants met the fixed for fixed criteria and were classified as equity. The total proceeds were allocated between convertible notes and warrants using relative fair value on the issuance date. The fair value of warrants on issuance date was estimated using the Black-Scholes Option Pricing Model approach with the following inputs: a risk-free rate of 3.20% per year, an expected life of 2 years, expected volatility based on historical prices of 70.00%, no expected dividends and a share price of $2.72.

As at initial recognition on November 27, 2024, the convertible notes were fair valued using the finite difference valuation method with the following key assumptions:

•	Risk free rate at November 27, 2024 of 4.268% based on the US dollar zero curve;
•	Equity volatility at November 27, 2024 of 63% based on an assessment of the Company’s historical volatility and the estimated maximum a third-party investor would be willing to pay for;
•	An Electra share price at November 27, 2024 of US$1.938 reflecting the quoted market prices; and
•	A credit spread at November 27, 2024 of 26.0%.

The transaction costs relating to the 2027 Notes and equity financing in the amount of $903 were allocated between 2027 Notes, 2027 Warrants and equity based on relative fair value on issuance date in the amount of $633, $89 and $180, respectively. The transaction costs for debt related to 2027 Notes were recorded in the condensed interim consolidated statements of loss and other comprehensive loss in other non-operating loss. The transaction costs for the 2027 Warrants and equity were deducted from reserves and common shares, respectively in the condensed interim consolidated statements of equity.

The 2027 Notes rank pari passu to the 2028 Notes, bear interest at a rate of 12.0% per annum, payable quarterly in cash, and mature on November 12, 2027. The 2027 Notes are also guaranteed by substantially all of the Company’s subsidiaries and are secured on a first lien basis by substantially all of the assets of the Company and its subsidiaries. The initial conversion rate of the 2027 Notes is 240,211 common shares per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$2.4978 per common share) subject to certain adjustments set forth in the 2027 Notes. The conversion price is subject to adjustments on the provision of the subscription agreements. The Company is required to maintain a reportable minimum liquidity balance of US$2,000 under the terms of the 2027 Notes.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

For the nine months ended September 30, 2025 and for the year ended December 31, 2024, the 2027 Notes were fair valued using the finite difference valuation method with the following key assumptions:

•	Risk free rate at September 30, 2025 of 3.98% (December 31, 2024 – 4.39%) based on the US dollar zero curve;
•	Equity volatility at September 30, 2025 of 65% (December 31, 2024 – 63%) based on an assessment of the Company’s historical volatility and the estimated maximum a third-party investor would be willing to pay for;
•	An Electra share price at September 30, 2025 of US$1.080 (December 31, 2024 – US$1.807) reflecting the quoted market prices; and
•	A credit spread at September 30, 2025 of 28.1% (December 31, 2024 – 26.3%).

The following table sets out the details of the Company’s financial derivative liability related to convertible notes in the 2027 Notes as of September 30, 2025 and December 31, 2024:

2027 Notes	2027 Notes
Balance at January 1, 2024	$-
Initial recognition at fair value	4,921
Revaluation to fair value	1,217
Foreign exchange loss	139
Balance at December 31, 2024	6,277
Revaluation to fair value	(869)
Revaluation to fair value due to own credit risk	(121)
Foreign exchange loss	(173)
Balance at September 30, 2025	$5,114

On March 5, 2025, the Company entered into an agreement to defer interest until February 15, 2027 with the holders of its senior secured debt, which includes all outstanding 2028 Notes and 2027 Notes, collectively referred to as the “Notes”. As consideration for this deferral, Electra will pay additional interest of 2.25% per annum on the 2028 Notes and 2.5% per annum on the 2027 Notes, calculated on the principal amounts of the Notes. All deferred interest, including deferred amounts of additional interest, will accrue interest at the applicable stated rate of interest borne by the applicable series of Notes. All deferred interest (including all interest thereon) will become payable immediately if an event of default occurs under the applicable note indenture prior to February 15, 2027.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

The following table sets out the details of the Company’s financial derivative liability related to convertible notes in the 2028 Notes and 2027 Notes as of September 30, 2025 and December 31, 2024:

2028 Notes and 2027 Notes	Convertible Notes Payable	Warrants	Royalty	Total
Balance at January 1, 2024	$40,101	$1,421	$858	$42,380
Initial recognition at fair value	4,921	-	-	4,921
Revaluation to fair value	4,356	137	-	4,493
Capitalized interest	9,157	-	-	9,157
Revaluation to fair value due to own credit risk	1,342	-	-	1,342
Foreign exchange loss	4,086	24	95	4,205
Accretion	-	-	330	330
Balance at December 31, 2024	$63,963	$1,582	$1,283	$66,828
Revaluation to fair value	5,776	(1,100)	-	4,676
Revaluation to fair value due to own credit risk	(1,821)	-	-	(1,821)
Foreign exchange loss	(2,051)	-	(51)	(2,102)
Accretion	-	-	(6)	(6)
Balance at September 30, 2025	$65,867	$482	$1,226	$67,575

The accrued interest as at September 30, 2025 is $10,951 (December 31, 2024 - $2,799).

For the three and nine months ended September 30, 2025, the Company recorded a gain of $161 and a loss of $4,676, respectively (for the three and nine months ended September 30, 2024 – a gain of $1,573 and a loss of $5,611, respectively), for the Notes.

To support operations during the restructuring process, the lenders provided $2,784 (US$2,000) in short-term bridge debt in the form of a 90-day Bridge loan with an annual interest rate of 12.0%.

During the three and nine months ended September 30, 2025, the interest expenses in relation to this bridge loan were nominal (September 30, 2024- $nil).

11.	Shareholders’ Equity

a)	Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value. As at September 30, 2025, the Company had 17,962,172 (December 31, 2024 – 14,809,197) common shares outstanding.

On December 31, 2024, the Company completed a share consolidation on the basis of one new post-consolidation common share for every 4 pre-consolidation common shares. All prior share capital information has been presented based on this ratio.

b)	Issued Share Capital

During the nine months ended September 30, 2025, the Company issued common shares as follows:

•	The Company issued 26,975 and 1,000 common shares for the exercise of restricted share units and warrants, respectively.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

•	On April 14, 2025, the Company closed the first (occurring on April 3, 2025) and second tranches of its non-brokered private placement, raising aggregate gross proceeds of US$3,500 ($5,016). An aggregate of 3,125,000 units (each, a “Unit”) were issued at a price of US$1.12 per Unit under the private placement. Each Unit consists of one common share in the capital of the Company and one transferable common share purchase warrant (“2026 Warrants”), with each warrant entitling the holder to purchase one common share of the Company at a price of US$1.40 at any time for a period of eighteen (18) months following the issue date. In connection with the closing of the Offering, the Company incurred aggregate finders’ fees of $338, including $109 representing the value of 183,333 non-transferable finders’ warrants. Each finders warrant is exercisable to acquire one common share of the Company at an exercise price of US$1.12 until October 14, 2026. The finder warrants were measured based on the fair value of the warrants issued as the fair value of consideration for the services cannot be estimated reliably.

The gross proceeds were allocated between common shares and 2026 Warrants, based on relative fair values and 2026 Warrants were allocated $1,150 on initial recognition. The residual balance of $3,759 was then allocated to the equity component (common shares issued). The transaction costs of $447 were allocated proportionately between the financial liability and the equity component. Transaction costs allocated to the equity component were accounted for as a deduction from equity of $338.

During the year ended December 31, 2024, the Company issued common shares as follows:

•	On February 27, 2024, the Company has settled a total of $134 of earned performance-based incentive cash payments to certain non-officer employees by issuing a total of 41,314 common shares at a market price of $3.24 per share to these individuals. The expense was recorded in salaries and benefits.

•	On March 21, 2024, the Company issued an aggregate of 210,760 common shares at a market issue price of $2.58 per common share in satisfaction of a portion of the interest payable to certain of the holders of US$51,000 principal amount of 8.99% senior secured convertible notes.

•	On November 27, 2024, the Company closed a financing transaction with the holders of the 2027 Notes for gross proceeds of US$5,000 and issued 443,225 common shares and 1,136,364 detachable common share purchase warrants, valued at $1,221 (net of transaction costs of $180) and $694 (net of transaction costs of $89), respectively (see Note 10).

•	During the year ended December 31, 2024, the Company issued 18,568 common shares for the exercise of deferred share units, 130,414 common shares for the exercise of restricted share units and 2,084 for the exercise of performance share units.

12.	Share Based Payments

The Company adopted a long-term incentive plan (“LTIP”) on December 20, 2024, whereby it can grant stock options, restricted share units (“RSUs”), Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”) to directors, officers, employees, and consultants of the Company. The maximum number of shares that may be reserved for issuance under the LTIP is 3,150,000.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

In 2024, the Company was approved to implement an employee share purchase plan (“ESPP”) to provide its employees an incentive to promote performance and growth potential over the long-term. The Company has reserved 250,000 common shares that can be issued under the ESPP.

The grant date fair value is determined using the Black-Scholes Option Pricing Model and this value is recognized as an expense over the vesting period. DSUs generally vest in one year but cannot be exercised until the holder ceases to be a Director or Officer of Electra. DSUs are valued based on the market price of the Company’s common shares on the grant date. PSUs generally vest over 18 – 24 months if certain performance metrics have been achieved. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period. RSUs generally vest over 12 – 36 months. They are valued based on the market price of the Company’s shares on the grant date and this value is expensed over the vesting period.

a)	Stock Options

During the nine months ended September 30, 2025:

•	On January 1, 2025, the Company granted 125,000 stock options at an exercise price of $2.60 that will vest in two equal tranches on the first and second anniversaries of the grant date. The fair value of the options at the date of the grant was $190 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 2.87% per year, an expected life of 3 years, expected volatility based on historical prices in the range of 90.0%, no expected dividends and a share price of $2.60.

During the year ended December 31, 2024:

•	On January 15, 2024, the Company granted 25,000 stock options at an exercise price of $2.00 that will vest in three equal tranches on the first, second and third anniversaries of the grant date. The fair value of the options at the date of the grant was $29 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 4.15% per year, an expected life of 3 years, expected volatility based on historical prices of 87%, no expected dividends and a share price of $2.00.

•	On February 12, 2024, the Company granted 753,923 incentive stock options and 26,235 RSUs to certain directors, officers, employees and contractors of the Company. The RSUs will vest on the first anniversary of the grant date and will be settled in cash or common shares at the discretion of the Company. The stock options are exercisable for four years at $3.24 and will vest in two equal tranches, on the first and second anniversary of the grant date. The fair value of the options at the date of the grant was $1,377 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 4.15% per year, an expected life of 4 years, expected volatility based on historical prices of 85%, no expected dividends and a share price of $3.24.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

•	On August 28, 2024, the Company granted 250,000 incentive stock options to consultants for services to be rendered. The stock options are exercisable for three years at $3.28 and will vest in four equal quarterly tranches. The fair value of the options at the date of the grant was $418 using the Black-Scholes Option Pricing Model, assuming a risk-free rate of 3.31% per year, an expected life of 2 years, expected volatility based on historical prices of 94%, no expected dividends and a share price of $3.28.

•	On September 9, 2024, the Company granted 33,891 DSUs to certain directors of the Company. The DSUs will vest on the first anniversary of the grant date and will be settled in cash or common shares at the discretion of the Company.

The changes in incentive stock options outstanding are summarized as follows:

	Exercise price	Number of shares issued or issuable on exercise
Balance at January 1, 2024	$14.00	193,142
Granted	3.22	1,028,923
Expired	10.02	(34,953)
Forfeited / Cancelled	12.91	(16,749)
Balance at December 31, 2024	$4.61	1,170,363
Granted	2.60	125,000
Expired	12.94	(21,297)
Balance at September 30, 2025	$4.28	1,274,066

Incentive stock options outstanding and exercisable (vested) at September 30, 2025 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise price	Number of shares issuable on exercise	Weighted average remaining life (Years)	Weighted average exercise price	Number of shares issuable on exercise	Weighted average exercise price
$2.00	25,000	2.29	$2.00	8,333	$2.00
2.60	125,000	2.25	2.60	-	2.60
3.24	753,923	2.37	3.24	376,962	3.24
3.28	250,000	1.91	3.28	250,000	3.28
9.60	56,423	1.44	9.60	37,616	9.60
12.84	15,000	2.12	12.84	10,000	12.84
21.60	41,428	1.30	21.60	41,428	21.60
24.84	7,292	0.54	24.84	7,292	24.84
Total	1,274,066	2.14	$4.28	731,631	$4.95

During the nine months ended September 30, 2025, the Company expensed $738 (the nine months ended September 30, 2024 - $820) for options valued at share prices $2.00 to $21.60, as share-based payment expense.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Incentive stock options outstanding and exercisable (vested) at December 31, 2024 are summarized as follows:

		Options Outstanding		Options Exercisable
Exercise price	Number of shares issuable on exercise	Weighted average remaining life (Years)	Weighted average exercise price	Number of shares issuable on exercise	Weighted average exercise price
$2.00	25,000	3.04	$2.00	-	$2.00
3.24	753,923	3.12	3.24	-	3.24
3.28	250,000	2.66	3.28	62,500	3.28
9.60	56,425	2.19	9.60	18,808	9.60
10.08	10,185	0.52	10.08	10,185	10.08
10.44	6,944	0.66	10.44	6,944	10.44
12.84	15,000	2.87	12.84	10,000	12.84
21.60	44,205	2.05	21.60	29,470	21.60
24.84	7,292	1.29	24.84	7,292	24.84
29.16	1,389	0.13	29.16	1,389	29.16
Total	1,170,363	2.88	$4.61	146,588	$10.56

During the year ended December 31, 2024, the Company expensed $1,212 (the year ended December 31, 2023 - $513) for options valued at share prices $2.00 to $24.84, as share-based payment expense.

(b) DSUs, RSUs and PSUs

During the nine months ended September 30, 2025, the Company expensed $67 (the nine months ended September 30, 2024 - $186) for DSUs, $ Nil (the nine months ended September 30, 2024 - $Nil) for PSUs, and $10 (the nine months ended September 30, 2024 - $303) for RSUs as share-based payment expense.

Deferred Shares Units

The Company’s DSUs outstanding at September 30, 2025 and December 31, 2024 were as follows:

Number of Units	September 30, 2025	December 31, 2024
Balance at January 1,	157,085	154,041
Granted	-	33,891
Exercised	-	(18,568)
Expired	-	(12,279)
Balance	157,085	157,085

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Restricted Share Units

The Company’s RSUs outstanding at September 30, 2025 and December 31, 2024 were as follows:

Number of Units	September 30, 2025	December 31, 2024
Balance at January 1,	26,975	133,288
Granted	-	26,235
Exercised	(26,975)	(130,414)
Forfeited / Cancelled	-	(2,134)
Balance	-	26,975

Performance Share Units

The Company’s PSUs outstanding at September 30, 2025 and December 31, 2024 were as follows:

Number of Units	September 30, 2025	December 31, 2024
Balance at January 1,	-	8,507
Exercised	-	(2,083)
Expired / Cancelled	-	(6,424)
Balance	-	-

c)	Warrants

Details regarding warrants issued and outstanding are summarized as follows:

Canadian dollar denominated warrants	Grant date	Expiry date	Weighted average exercise price	Number of shares issued or issuable on exercise
Balance at January 1, 2024			$6.84	5,111,364
Repricing of warrants (Note 10)	February 13, 2023	February 13, 2028	3.40	2,699,014
Cancellation of warrants	August 11, 2023	August 11, 2025	6.84	(1,136,364)
Issuance of warrants (Note 10)	November 27, 2024	November 12, 2026	4.00	1,136,364
Balance at December 31, 2024			$6.23	7,810,378
Expiry of warrants			6.84	(3,975,000)
Balance at September 30, 2025			$3.28	3,835,378

United States dollar denominated warrants (US Warrant and 2026 US Warrants)	Grant date	Expiry date	Weighted average exercise price	Number of shares issued or issuable on exercise
Balance at January 1, 2024			US$10.38	3,319,802
Repricing of warrants (Note 10)	February 13, 2023	February 13, 2028	US$9.92	(2,699,014)
Balance at December 31, 2024			US$12.40	620,788
Issuance of warrants (Note 11)	April 3 and 14, 2025	October 3 and 14, 2026	US$1.38	3,308,333
Exercise of warrants			US$1.38	(1,000)
Balance at September 30, 2025			US$11.64	3,928,121

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

On November 27, 2024, in connection with the 2027 Notes, 1,136,364 detachable common share purchase warrants were issued as detailed in Note 11, which replaced 2023 private placement warrants.

On April 3 and 14, 2025, 3,125,000 (“2026 Warrants”) were issued to subscribers in the Company’s non-brokered private placement (Note 11). The fair value of the warrants was estimated using the Black-Scholes Option Pricing Model assuming a risk-free interest rate ranging from 2.40% to 2.58%, an expected life of 1.5 years, an expected volatility of 85.0% no expected dividends, and a share price ranging from $1.38 to $1.50. The warrant exercise price is denominated in US dollars, a currency different than the Company’s functional currency. Therefore, the warrants have been classified as a financial liability in the condensed interim statements of financial position. The fair value of the warrants as at September 30, 2025 was estimated using the Black Scholes Option Pricing Model assuming a risk-free interest rate of 2.47%, an expected life ranging from 1.01 to 1.04 years, an expected volatility of 72.0% no expected dividends, and a share price of $1.68. The fair value of the 2026 Warrants on initial recognition was $1,349 and $1,253 as of September 30, 2025, with a gain of $103 recognized in the condensed interim on the statement of loss. As part of the private placement, the Company issued 183,333 finder’s warrants as transaction costs. The fair value of the finder’s warrants were estimated using the Black-Scholes Option Pricing Model assuming a risk-free interest rate ranging of 2.58%, an expected life of 1.5 years, an expected volatility of 85.0% no expected dividends, and a share price of $1.50 resulting in a fair value of the broker warrants was $109 and classified in equity.

During the nine months ended September 30, 2025, 1,000 warrants were exercised for proceeds of $2.

13.	Other Non-Operating Income (Expense)

The Company’s Other Non-Operating Income (Expense) comprises the following for the three and nine months ended September 30, 2025 and 2024:

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Foreign exchange gain (loss)	$(1,777)	$1,088	$2,127	$(683)
Interest expense	(2,420)	(2,691)	(8,868)	(5,094)
Realized gain on marketable securities	-	19	1	45
Extinguishment of debt and recognition of governmental loans (Note 9)	3,311	-	3,311	-
Other non-operating income	51	510	80	513
	$(835)	$(1,074)	$(3,349)	$(5,219)

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

14.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the three and nine months ended September 30, 2025 and 2024:

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Numerator
Net loss for the period – basic and diluted	$(4,735)	$(2,941)	$(19,420)	$(20,781)
Denominator
Basic and Diluted – weighted average number of shares outstanding	17,809,773	14,317,536	16,873,739	14,212,773

Loss Per Share – Basic and Diluted	$(0.27)	$(0.21)	$(1.15)	$(1.46)

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options, and share purchase warrants, in the weighted average number of common shares outstanding during the period, if dilutive.

Conversion option, share purchase warrants and stock options were excluded from the calculation of diluted weighted average number of common shares outstanding for the three and nine months ended September 30, 2025 and 2024 as the warrants and stock options were anti-dilutive.

15.	Management of Capital

The Company’s objectives when managing capital are to ensure it has sufficient cash available to support its future Refinery expansion and exploration activities; and ensure compliance with debt covenants under the convertible notes arrangement.

The Company manages its capital structure, consisting of cash and cash equivalents, share capital and debt (convertible notes and loans), and will make adjustments depending on the funds available to the Company for its future Refinery expansion and exploration activities. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable. Other than the reportable minimum liquidity balance covenant under the convertible note arrangement, the Company is not subject to externally imposed capital requirements. The convertible notes arrangement does not impose any quantitative ratio covenants on the Company in the normal course of construction and operation of its current assets.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

16.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and Liabilities Measured at Fair Value

The Company’s fair value of financial assets and liabilities were as follows:

	Classification
September 30, 2025	Fair value through profit or loss	Amortized cost	Level 1	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$-	$3,044	$-	$-	$3,044
Restricted cash	-	1,208	-	-	1,208
Receivables	-	412	-	-	412
	$-	$4,664	$-	$-	$4,664
Liabilities:
Accounts payable and accrued liabilities	$-	$6,706	$-	$-	$6,706
Accrued interest	-	10,951	-	-	10,951
Long-term government loan payable	-	5,008	-	-	5,008
Bridge loan		2,784			2,784
Convertible Notes payable [1]	65,867	-	-	65,867	65,867
Warrants - Convertible Notes payable [1]	482	-	-	482	482
US Warrants	1,253	-	-	1,253	1,253
Royalty	-	1,226	-	-	1,226
	$67,602	$26,675	-	$67,602	$94,277

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

	Classification
December 31, 2024	Fair value through profit or loss	Amortized cost	Level 1	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$-	$3,717	$-	$-	$3,717
Restricted cash	-	1,208	-	-	1,208
Receivables	-	1,310	-	-	1,310
Marketable securities	12	-	12	-	12
	$12	$6,235	$12	$-	$6,247
Liabilities:
Accounts payable and accrued liabilities	$-	$3,579	$-	$-	$3,579
Accrued interest	-	2,799	-	-	2,799
Long-term government loan payable	-	7,824	-	-	7,824
Convertible Notes payable [1]	63,963	-	-	63,963	63,963
Warrants - Convertible Notes payable [1]	1,582	-	-	1,582	1,582
Royalty	-	1,283	-	-	1,283
	$65,545	$15,485	-	$65,545	$81,030

1 Components of 2028 and 2027 Notes payable, see Note 10.

Valuation techniques

A) Marketable securities

Marketable securities are included in Level 1 as these assets are quoted on active markets.

B) Convertible Notes

For the convertible notes payable designated at fair value through profit or loss, the valuation is derived by a finite difference method, whereby the convertible debt as a whole is viewed as a hybrid instrument consisting of two components, an equity component (i.e., the conversion option) and a debt component, each with different risks. The key inputs in the valuation include risk-free rates, share price, equity volatility, and credit spread. As there are significant unobservable inputs used in the valuation, the convertible notes payable is included in Level 3.

Methodologies and procedures regarding Level 3 fair value measurements are determined by the Company’s management. Calculation of Level 3 fair values is generated based on underlying contractual data as well as observable and unobservable inputs. Development of unobservable inputs requires the use of significant judgment. To ensure reasonability, Level 3 fair value measurements are reviewed and validated by the Company’s management. Review occurs formally on a quarterly basis or more frequently if review and monitoring procedures identify unexpected changes to fair value.

While the Company considers its fair value measurements to be appropriate, the use of reasonably alternative assumptions could result in different fair values. On a given valuation date, it is possible that other market participants could measure a same financial instrument at a different fair value, with the valuation techniques and inputs used by these market participants still meeting the definition of fair value. The fact that different fair value measurements exist reflects the judgment, estimates and assumptions applied as well as the uncertainty involved in determining the fair value of these financial instruments.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

The fair value of the 2028 Notes has been estimated based on significant unobservable inputs which are equity volatility and credit spread. The Company used an equity volatility of 65% (December 31, 2024 – 63%). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $368 (December 31, 2024 - $963) or a decrease of $242 (December 31, 2024 - $826) to the fair value of the 2028 Notes. The Company used a credit spread of 28.1% (December 31, 2024 – 26.3%). If the Company had used a credit spread that was higher or lower by 5%, the potential effect would be an increase of $4,340 (December 31, 2024 - $4,901) or a decrease of $4,932 (December 31, 2024 - $4,273) to the fair value of convertible note payable.

The fair value of the 2027 Notes has been estimated based on significant unobservable inputs which are equity volatility and credit spread. The Company used an equity volatility of 65% (December 31, 2024 – 63%). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $207 (December 31, 2024 - $204) or a decrease of $234 (December 31, 2024 - $198) to the fair value of the convertible note payable. The Company used a credit spread of 28.1% (December 31, 2024 – 26.3%). If the Company had used a credit spread that was higher or lower by 5%, the potential effect would be a decrease of $308 (December 31, 2024 - $218) or an increase of $351 (December 31, 2024 – $275) to the fair value of convertible note payable.

C) Warrants – Convertible Notes

The 2028 Warrants issued are accounted for at fair value through profit or loss are valued using a Monte Carlo Simulation Model to better model the variability in exercise date. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The fair value of the 2028 Warrants has been estimated using a significant unobservable input which is equity volatility. The Company used an equity volatility of 64% (December 31, 2024 – 63%). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $57 (December 31, 2024 - $200) or a decrease of $134 (December 31, 2024 - $227) to the fair value of the warrants.

D) Royalty

The fair value of the Royalty has been estimated at inception using a discounted cash flow model. The key inputs in the valuation include the effective interest rate of 19.2% and cash flows estimates of future operating and gross revenues. As there are significant unobservable inputs used in the valuation, the Royalty is included in Level 3. A 10% increase or decrease in the effective interest rate would be an increase of $414 (December 31, 2024 - $250) or a decrease of $721 (December 31, 2024 - $213) to the fair value of the royalty.

E) Other Financial Derivative Liability (US Warrants and 2026 Warrants)

The fair value of the US Warrants issued in foreign currency as at September 30, 2025 was $Nil (December 31, 2024 - $Nil) and is accounted for at FVTPL. The valuation of warrants where the strike price is in US dollars and the warrants can be exercised at a time prior to expiry. The Company uses a Monte Carlo Simulation Model to better model the variability in exercise dates. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

The fair value of the 2026 Warrants issued in foreign currency as at September 30, 2025 was $1,253 (December 31, 2024 - $Nil) and is accounted for at FVTPL. The valuation of warrants where the strike price is in US dollars and the warrants can be exercised at a time prior to expiry. The Company uses the Black Scholes Option Pricing Model. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The Company used an equity volatility of 72%. If the Company used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $205 or a decrease of $208 to the fair value of the embedded derivative.

17.	Commitments and Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to defend itself vigorously against all legal claims. Electra is not aware of any unrecorded claims against the Company that could reasonably be expected to have a materially adverse impact on the Company’s condensed interim consolidated financial position, results of operations or the ability to carry on any of its business activities.

As at September 30, 2025, the Company’s commitments relate to purchase and services commitments for work programs relating to Refinery expansion and payments under financing arrangements. The Company had the following commitments as at September 30, 2025.

	2025	2026	2027	2028	Thereafter	Total
Purchase commitments	$895	$-	$-	$-	$-	$895
Convertible notes payments [1]	-	-	35,897	86,289	-	122,186
Government loan payments	9	36	36	1,615	8,734	10,430
Lease payments	42	118	43	-	-	203
Royalty payments [2]	-	-	-	198	2,945	3,143
Other	278	70	-	-	2,088	2,436
	$1,224	$224	$35,976	$88,102	$13,767	$139,293

1 Convertible notes payment amounts are based on contractual maturities of 2028 Notes, 2027 Notes and the assumption that it would remain outstanding until maturity. Interest is calculated based on terms as at September 30, 2025.

2 Royalty payments are estimated amounts associated with the royalty agreements entered with the convertible debt holders as part of the 2028 Notes offering. The estimated amounts and timing are subject to changes in cobalt sulfate prices, timing of completion of the refinery, reaching commercial operations and timing and amounts of sales.

As a result of a financial restructuring transaction which closed on October 22, 2025, certain commitments and contingencies within the table above, including convertible notes payments, have experienced material changes subsequent to September 30, 2025. See Note 20 Subsequent Events herein.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

18.	Segmented Information

The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer. The CODM reviews the results of Company’s refinery business and exploration and evaluation activities as discrete business units, separate from the rest of the Company’s activities which are reviewed on an aggregate basis.

The Company’s exploration and evaluation activities are located in Idaho, USA, with its head office function in Canada. All of the Company’s capital assets, including property and equipment, and exploration and evaluation assets are located in Canada and USA, respectively.

(a)	Segmented operating results for the three months ended September 30, 2025 and 2024:

For the three months ended September 30, 2025	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$83	$-	$1,364	$1,447
Exploration and evaluation expenditures	-	144	-	144
General and administrative	203	2	390	595
Investor relations and marketing	-	-	115	115
Salaries and benefits	380	-	1,184	1,564
Share-based payments	-	-	193	193
Operating loss	$666	$146	$3,246	$4,058
Gain on financial derivative liability - Convertible Notes	-	-	161	161
Changes in US Warrants and 2026 US Warrants	-	-	(3)	(3)
Other non-operating loss	-	-	(835)	(835)
Income loss before taxes	$666	$146	$3,923	$4,735

For the three months ended September 30, 2024	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$130	$-	$477	$607
Exploration and evaluation expenditures	-	66	-	66
General and administrative	330	-	520	850
Investor relations and marketing	-	-	279	279
Salaries and benefits	463	-	922	1,385
Share-based payments	-	-	318	318
Operating loss	$923	$66	$2,516	$3,505
Unrealized gain on marketable securities	-	-	14	14
Loss on financial derivative liability - Convertible Notes	-	-	1,573	1,573
Changes in US Warrants	-	-	51	51
Other non-operating loss	-	-	(1,074)	(1,074)
Loss before taxes	$923	$66	$1,952	$2,941

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

Segmented operating results for the nine months ended September 30, 2025 and 2024:

For the nine months ended September 30, 2025	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$462	$-	$3,053	$3,515
Exploration and evaluation expenditures	-	233	-	233
General and administrative	1,076	4	1,281	2,361
Investor relations and marketing	-	-	326	326
Salaries and benefits	1,345	-	2,769	4,114
Share-based payments	-	-	748	748
Operating loss	$2,883	$237	$8,177	$11,297
Unrealized gain on marketable securities	-	-	4	4
Loss on financial derivative liability - Convertible Notes	-	-	(4,675)	(4,675)
Changes in US Warrants	-	-	(103)	(103)
Other non-operating loss	-	-	(3,349)	(3,349)
Loss before taxes	$2,883	$237	$16,300	$19,420

For the nine months ended September 30, 2024	Refinery	Exploration and Evaluation	Corporate and Other	Total
Operating expenses
Consulting and professional fees	$329	$-	$2,493	$2,822
Exploration and evaluation expenditures	-	210	-	210
General and administrative	588	-	1,687	2,275
Investor relations and marketing	-	-	583	583
Salaries and benefits	1,123	-	1,956	3,079
Share-based payments	-	-	1,298	1,298
Operating loss	$2,040	$210	$8,017	$10,267
Unrealized gain on marketable securities	-	-	314	314
Loss on financial derivative liability - Convertible Notes	-	-	(5,611)	(5,611)
Changes in US Warrants	-	-	2	2
Other non-operating loss	-	-	(5,219)	(5,219)
Loss before taxes	$2,040	$210	$18,531	$20,781

Segmented assets and liabilities as at September 30, 2025 and December 31, 2024:

	Total Assets		Total Liabilities
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Refinery	$52,275	$52,434	$3,286	$3,707
Exploration and Evaluation [1]	90,279	93,276	61	87
Corporate and Other	5,528	5,737	96,700	83,335
	$148,082	$151,447	$100,047	$87,129

1 Total non-current assets comprising of exploration and evaluation assets in the amount of $90,169 (December 31, 2024 - $93,200) are located in Idaho, USA. All other assets are located in Canada.

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

19.	Related Party Transactions

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common. The Company paid and/or accrued during the three and nine months ended September 30, 2025 and 2024, the following fees to management personnel and directors.

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Management	$1,065	$812	$2,395	$1,649
Directors’ fees	58	46	158	131
	$1,123	$858	$2,553	$1,780

During the three and nine months ended September 30, 2025, the Company had share-based payments made to management and directors of $143 and $525, respectively (for the three and nine months ended September 30, 2024 - $330 and $1,163, respectively).

As at September 30, 2025, the accrued liabilities balance for related parties was $1,711 (December 31, 2024 - $161), which relates mainly to compensation accruals.

20.	Subsequent Events

(a)	On October 22, 2025, the Company announced the closing of its US$34,500 financing (the “Offering”) which was completed pursuant to the terms of an agency agreement (“Agency Agreement”) and entered into by the Company with certain institutions (the “Agents”). In accordance with the Agency Agreement, an aggregate of 46,000,000 units of the Company (each, a “Unit”), were issued in a private placement at a price of US$0.75 (the “Issue Price”) per Unit.

Each Unit consists of one common share (each, a “Common Share”) and one Common Share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder thereof to purchase one Common Share at a price of US$1.25 for a period commencing on the date that is 60 days following the completion of the Offering until October 22, 2028.

As consideration for their services, at the Closing of the Offering (the “Closing Date”), the Company paid aggregate cash commission of US$1,851 to the Agents. The Company also issued an aggregate of 2,416,884 non-transferable warrants to purchase Common Shares to the Agents (the “Broker Warrants”). Each Broker Warrant entitles the holder to acquire one Common Share at the Issue Price, at any time on or before the date that is 36 months following the Closing Date.

(b)	Concurrently with the closing of the Offering, the Company also closed a concurrent financial restructuring transaction (the “Restructuring”) with the holders (the “Lenders”) of the Company’s existing Notes, pursuant to which:

•	the Lenders and the Company entered into exchange agreements (each, an “Exchange Agreement”) and collectively, (the “Exchange Agreements”) pursuant to which each of the Lenders exchanged 60% of the aggregate principal amount of the 2028 and 2027 Notes )beneficially owned or held by each of the Lenders, plus the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) to but excluding October 9, 2025, for Units at a price of US$0.75 per Unit (the “Equity Exchange”);

ELECTRA BATTERY MATERIALS CORPORATION

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(expressed in thousands of Canadian dollars)

•	the Lenders exchanged the remaining 40% of the aggregate principal amount and the aggregate amount of all accrued and unpaid interest of the Notes for an equal aggregate principal amount of a new term loan (the “New Term Loan”) pursuant to a credit agreement and 3,822,341 Common Shares (the “Debt Exchange”). Interest on the New Term Loan will be payable in cash or in kind at the Company’s election at a rate per annum of 8.99% if paid in cash or 11.125% if paid in kind. The New Term Loan matures on October 22, 2028 and is callable prior to maturity, in part or in full, at a percentage of par (105% during first year, 103% during the second year and 101% during the third year) plus accrued and unpaid interest through the redemption date;
•	to the extent that the Equity Exchange and the Debt Exchange would result in any Lender, individually or together with any person or company acting jointly or in concert (as such terms are defined in the Securities Act (Ontario) with such Lender, beneficially owning Common Shares in excess of 9.90% of the issued and outstanding Common Shares following the Offering and the Restructuring, such Lender received Pre-Funded Warrants (“Pre-Funded Warrants”) in lieu of the excess amount of Common Shares underlying the Units which would otherwise have been issuable. Each Pre-Funded Warrant is exercisable by the holder thereof to acquire one (1) Common Share (“Pre-Funded Warrant Share”) at an exercise price of US$0.000001 per Pre-Funded Warrant Share, subject to adjustment in accordance with the terms thereof, for an indefinite period without expiry. As a result, the Company issued an aggregate of 27,128,396 Common Shares, 55,041,712 Warrants and 31,735,657 Pre-Funded Warrants to the Lenders under the Equity Exchange and the Debt Exchange;
•	an aggregate of 3,835,378 common share purchase warrants held by the Lenders were cancelled;
•	the Company entered into amended and restated royalty agreements with the Lenders amending the royalty agreements (the “Royalty Agreements”) dated as of February 13, 2023 to (i) extend the length of the royalty on revenues from five years following the commencement of commercial production to seven years following the commencement of commercial production and (ii) raise the aggregate cap under all Royalty Agreements from US$6,000 to US$10,000 (each, an “Amended & Restated Royalty Agreement” and collectively, the “Amended & Restated Royalty Agreements”); and
•	the Company repaid the US$2,000 aggregate principal amount of unsecured 90-day promissory notes (“Bridge Loan”) for an aggregate of US$2,040, inclusive of interest.

(c)	On October 29, 2025, in accordance with the Company’s Long-Term Incentive Plan approved by shareholders at the annual general meeting on June 24, 2025, Electra issued 2,669,000 incentive stock options (the “Options”), 179,000 restricted share units (“RSUs”), and 271,000 deferred share units (“DSUs”) to certain directors, officers, employees, and contractors.

The RSUs will vest in two equal tranches on the first and second anniversaries of the grant date and may be settled in cash or shares at the discretion of the Company. The DSUs will be settled in shares when the holder ceases to serve as a director. The Options are exercisable for three years at a price of C$1.97 and will vest in two equal tranches on the first and second anniversaries of the grant date. Completion of the incentive grants remains subject to the approval of the TSX Venture Exchange.